Filed Pursuant to Rule 433

Registration No. 333-263304

Dated: May 24, 2023

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated May 24, 2023 to the Prospectus dated April 11, 2022 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2034

Currency:	USD

Size:	$2,500,000,000

Maturity:	June 1, 2034

Fixed Rate Period:	From and including June 1, 2023 to, but excluding, June 1, 2033

Floating Rate Period:	From and including June 1, 2033 to, but excluding, Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	3.375% due May 15, 2033

Benchmark Treasury Yield:	3.725%

Spread to Benchmark Treasury:	+162.5 basis points

Reoffer Yield:	5.350%

Fixed Rate Coupon:	5.350%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 1.845% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Compounded SOFR as described under “Description of the Notes—Interest on the notes” in the Preliminary Prospectus Supplement).

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$2,488,750,000

Interest Payment Dates:	During the Fixed Rate Period, each June 1 and December 1, beginning December 1, 2023 and including June 1, 2033, and during the Floating Rate Period, each of September 1, 2033, December 1, 2033, March 1, 2034 and June 1, 2034.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after December 1, 2023 and prior to June 1, 2033 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on

June 1, 2033) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “Treasury Rate” plus 25 basis points less (b) interest accrued on those notes to the date of redemption; and (ii) 100% of the principal amount of the notes being redeemed; plus, in either case, accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

In addition, we may redeem the notes, at our option, in whole, but not in part, on June 1, 2033 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after March 1, 2034 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PDR4 / US46647PDR47

Trade Date:	May 24, 2023

Settlement Date:	June 1, 2023 (T+5)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	BBVA Securities Inc.

Comerica Securities, Inc.

Commonwealth Bank of Australia

Fifth Third Securities, Inc.

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

Lloyds Securities Inc.

Mizuho Securities USA LLC

M&T Securities, Inc.

MUFG Securities Americas Inc.

nabSecurities, LLC

Nordea Bank Abp

PNC Capital Markets LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

Truist Securities, Inc.

UniCredit Capital Markets LLC

Academy Securities, Inc.

American Veterans Group, PBC

AmeriVet Securities, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Telsey Advisory Group LLC

Tigress Financial Partners, LLC

Certain of the underwriters are not U.S. registered broker-dealers, and will not affect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on June 1, 2023 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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